United States of America
before the
Securities and Exchange Commission

In the Matter of:

SUNWEST ROLLOVER MEMBER LLC c/o Michael A. Grassmueck United States District Court Receiver The Grassmueck Group Post Office Box 3649 Portland, OR 97208-5248	SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

File No. 812-13778 Investment Company Act of 1940

Summary of the Application

On May 28, 2010, Sunwest Rollover Member LLC (“Applicant”) filed an application (the “Original Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), exempting Applicant from certain provisions of the Investment Company Act.  The Original Application was amended and restated on June 17, 2010.  Applicant hereby further amends and restates the Original Application to apply for an order of the Commission pursuant to Section 6(c) of the Investment Company Act exempting Applicant from Sections 14(a), 18(a) and 18(c) of the Investment Company Act and the rules thereunder.

In particular, the relief requested in this second amended and restated application (the “Application”) would permit Applicant to engage in the following transactions which, in the absence of an exemption, might appear to violate provisions of the Investment Company Act:

Transactions Relating to Initial Capitalization:

Permit Applicant to redeem the $100,000 investment in Applicant that the Debtor (as defined below) will make, with the redemption to occur following the issuance of an exemptive order permitting the redemption.

§14(a)
Permit Applicant to issue to Sunwest Investors (as defined below) common and preferred equity interests and to issue to the Sunwest Founders (as defined below) contingent “profits interests,” pursuant to the Plan of Reorganization to be approved by the Court (as defined below).
§§18(a), (c)

Transactions Relating to Ongoing Operations:

Permit Applicant to borrow from the Debtor in the Sunwest bankruptcy estate to fund payment of administrative, compliance and other similar expenses.	§18(a)

Applicant

Applicant is Sunwest Rollover Member LLC, a Delaware limited liability company formed for the purpose of holding the “Rollover Equity Interests” in BRE/SW Portfolio LLC, a Delaware limited liability company (for convenience, “Blackstone LLC”).  Blackstone LLC will acquire substantially all of the core assets (consisting of approximately 149 senior living facilities throughout the United States) of the “Sunwest Enterprise,” as more fully described in this Application (collectively, the “Sunwest Assets”).  The Rollover Equity Interests will be issued to Applicant as part of the consideration for Blackstone LLC’s acquisition of the Sunwest Assets pursuant to the terms and conditions of an Agreement of Purchase, Sale and Contribution dated as of January 15, 2010, as amended (the “PSA”).  Applicant will, in turn, issue to investors in the Sunwest Enterprise (the “Sunwest Investors”) who elect to receive such interests in lieu of cash distributions in bankruptcy, Preferred Units, Common Units or, in the case of certain founders of Sunwest (the “Sunwest Founders”), non-voting contingent “profits interests.”

The assets of Applicant will consist exclusively of the Rollover Equity Interests in Blackstone LLC and temporary investments in certain specified types of short-term instruments pending distributions to Applicant’s members or disbursements in payment of its obligations.  Applicant will not otherwise invest or reinvest assets or engage in other activities.

Applicant will initially be administered by Michael A. Grassmueck, the Receiver appointed by the United States District Court for the District of Oregon (“Court”) with respect to the Receivership Entities defined in the Court’s order.  Mr. Grassmueck is not an interested person of Applicant within the meaning of Section 2(a)(19) of the Investment Company Act.  He has been appointed as Applicant’s sole initial Manager by the initial member of Applicant and his appointment will be approved by order of the Court.

Background of the Sunwest Enterprise

The Sunwest Enterprise is a group of related entities formerly involved in the acquisition, development, design, construction, financing, insuring and operation of senior living and other properties nationwide, along with miscellaneous other assets and operations.  Prior to 2008, the Sunwest Enterprise operated 290 facilities and was one of the largest assisted living providers in the United States.

The Sunwest Enterprise financed the acquisition and development of its senior living and other properties through various means, including the sale to investors of limited liability company interests and tenant-in-common (“TIC”) interests in its properties.  Ownership of the Sunwest facilities included some 1,200 TIC investors and several hundred limited liability company members.  Each Sunwest affiliated property purported to have separate ownership, often involving multiple TIC owners and/or limited liability company members.

On December 1, 2008, Stayton SW Assisted Living, L.L.C., one of the Sunwest entities (the “Debtor”), initiated its bankruptcy case, now United States District Court for the District of Oregon, Case No. 09-cv-6082-HO (the “Bankruptcy Case”), with the filing of its voluntary petition under Chapter 11 of Title 11 of the United States Code.  The Debtor remains in possession of its assets and continues to operate its business as debtor-in-possession pursuant to 11 U.S.C. §§ 1107 and 1108.

On March 2, 2009, the Commission commenced an action in the Court against Sunwest Management, Inc. (“Sunwest”) and other persons and entities for, among other things, violation of federal securities laws, and seeking an injunction and appointment of a receiver in SEC v. Sunwest Management, Inc., et al, Case No. 09-cv-6056-HO (“SEC Enforcement Action”).  In its complaint, the Commission alleged, among other matters, that Sunwest and others committed violations of securities laws in the offering of interests in the Sunwest Enterprise and operated the Sunwest Enterprise as a unitary enterprise virtually as a “Ponzi” scheme.

On March 10, 2009, the Court entered its Order in the SEC Enforcement Action granting an injunction and appointing Michael A. Grassmueck as Receiver (“Receiver”) and Clyde A.  Hamstreet as Chief Restructuring Officer of the Receivership Entities, as defined therein, that were part of the Sunwest Enterprise.

On October 1, 2009, the Court entered its Order (the “Approval Order”) in the SEC Enforcement Action approving the Distribution Plan of Receiver and Chief Restructuring Officer for Sunwest Enterprise (“Distribution Plan”).  The Approval Order authorized the Receiver and the Chief Restructuring Officer to reorganize the Sunwest Unitary Enterprise recognized in the Distribution Plan through the Bankruptcy Case.

The Distribution Plan and Approval Order provided for the sale or contribution of the Sunwest Assets pursuant to a “Stalking Horse Sale and Auction” (as that term is defined in the Distribution Plan).

On December 22, 2009, the Court entered its Order Granting Joint Motion of Debtor, the Tenants in Common Committee and the Unsecured Creditors’ Committee for Substantive Consolidation of Assets and Liabilities of Sunwest Related Entities (the “Consolidation Order”).  The Consolidation Order provided that all assets and liabilities of the Sunwest Enterprise are substantively consolidated into Debtor’s Bankruptcy Case, that equitable title to real estate held by the Sunwest Enterprise is consolidated into Debtor’s bankruptcy estate, and that Debtor has the right to convey title to, or interests in, real property pursuant to a confirmed Plan of Reorganization or other order of the Court.

On January 15, 2010, the Debtor and Blackstone LLC entered into the PSA providing for the sale or contribution of substantially all of the core assets of the Sunwest Enterprise, including the TIC interests in the properties, to Blackstone LLC or the successful bidder at the Stalking Horse Sale and Auction.

On March 29, 2010, the Court entered its Order, among other matters, approving the PSA, together with the auction process, bidding procedures and overbid protections contemplated by the PSA.  The Bid Deadline established for the Stalking Horse Auction expired on May 10, 2010.  On May 17, 2010, the Court entered its Order identifying and approving Blackstone LLC as the successful bidder and purchaser under the PSA.

Structure of Applicant

Due to the complex and unusual capital structure of the Sunwest Enterprise, outright sale of the Sunwest Assets to Blackstone LLC likely would result in adverse income tax consequences to numerous Sunwest Investors, as discussed further in footnote 2.  Outright sale of the Sunwest Assets to Blackstone LLC also would deprive those Sunwest Investors who wish to do so of the opportunity to continue their investment and share any future appreciation following Blackstone LLC’s acquisition of the Sunwest Assets.  To address these issues, the PSA and the Plan of Reorganization provide that the consideration to be paid by Blackstone LLC in acquiring the Sunwest Assets will, at the election of the Sunwest Investors, take the form of a combination of:

●	Cash; and/or

●
Issuance of equity interests in Blackstone LLC in exchange for the contribution of the interests of the Sunwest Investors in the Sunwest Assets and the bankruptcy estate.  The equity interests in Blackstone LLC (i.e., the Rollover Equity Interests) will be held by Applicant and will consist of:

o	Up to 49% of the Common Interests in Blackstone LLC; and

o	Up to $50 million in 6% Class A Preferred Units in Blackstone LLC.1

Interests in Applicant will not be issued in exchange for cash.  Rather, interests in Applicant will be issued in exchange for the existing interests of Sunwest Investors in the Sunwest Assets and the bankruptcy estate.  Interests in Applicant will be issued pursuant to the Plan of Reorganization in the Bankruptcy Case.  Therefore, issuance will comply with Section 23(a)(2) of the Investment Company Act.  See Section 2(a)(33) of the Investment Company Act.

Sunwest Investors who elect to receive Common Interests or Preferred Units in Blackstone LLC will not become direct members of Blackstone LLC.  Rather, such Sunwest Investors will contribute their interests in the Sunwest Assets and the bankruptcy estate to Applicant, which in turn will contribute the property interests to Blackstone LLC and issue to

1
Holders of Applicant’s Preferred Units will have contributed interests in the Sunwest Assets and the bankruptcy estate valued at $100 for each Preferred Unit.  Each Preferred Unit issued by Applicant is entitled to a preferred cumulative return of 6% per year on the $100, and each Preferred Unit is redeemable after five and one-half years at the option of the holder of the Preferred Unit (and, under certain circumstances, at Applicant’s option).  Applicant’s Preferred Units mirror the terms of the 6% Class A Preferred Units issued by Blackstone LLC to Applicant.  Accordingly, if holders of Preferred Units in Applicant require redemption, Applicant will, in turn, require redemption from Blackstone LLC.

such Sunwest Investors interests in Applicant.  The interests issued by Applicant will mirror the 6% Class A Preferred Units and Common Interests  issued by Blackstone LLC that will be held by Applicant (except to the extent of the contingent “profits interests” in Applicant to be held by the Sunwest Founders).2

In exchange for their interests in the Sunwest Assets and the bankruptcy estate, Sunwest Investors may elect to receive:  (a) cash from the bankruptcy estate; (b) Common Units of Applicant; or (c) Preferred Units of Applicant.  Applicant is not permitted to own any more than 49% of the Common Interests to be issued by Blackstone LLC or more than $50 million of the 6% Class A Preferred Units to be issued by Blackstone LLC, and, since the securities that Applicant will issue will mirror the securities of Blackstone LLC that Applicant will own, Applicant will not issue its Common Units or Preferred Units in excess of such amounts.  In case of an over-subscription for Common Units or Preferred Units, priority in allocating the Common Units and Preferred Units to Sunwest Investors will be accorded to those classes of Sunwest Investors likely to have the greatest need for tax deferral and, within such classes, the Common Units and Preferred Units, as applicable, will be allocated proportionally.

The Plan of Reorganization also provides that certain Sunwest Founders will receive non-voting contingent “profits interests”3 issued by Applicant that will entitle them to receive a portion of Applicant’s earnings if total distributions and payments to Sunwest creditors and Sunwest Investors (not including the Sunwest Founders) aggregate in excess of $500 million.4

2
Through this structure, certain Sunwest Investors are able to pursue the possibility of deferring a taxable event in connection with the acquisition by Blackstone LLC of their interests in the Sunwest Assets and the bankruptcy estate.  The proposed structure is designed to provide significant tax benefits to a substantial number of TIC investors.  In summary, since each of Applicant and Blackstone LLC is treated under Subchapter K of the Internal Revenue Code of 1986, as amended (the “IRC”), as a partnership for federal income tax purposes, any gains embedded in the TIC interests contributed to Applicant (and subsequently contributed by Applicant to Blackstone LLC) are expected to continue to be deferred, and any items of income or gain realized by Blackstone LLC and allocated to Applicant will flow through to the members of Applicant without being taxable at either the Blackstone LLC or Applicant level.  Through this structure, the Sunwest Investors who elect to receive Applicants’ Preferred Units also may be able to defer a taxable event and, at the same time, receive an instrument having a fixed and guaranteed return.  Applicant does not intend to be subject to Subchapter M of the IRC.

3
Applicant will issue non-voting “profits interests” to the Sunwest Founders.  Although Section 18(i) generally does not allow the issuance of non-voting equity interests, Section 18(i) includes an exception to its requirements “as otherwise required by law.”  The order of the Court approving the Plan of the Reorganization, including the transactions contemplated herein, will meet this exception by specifically providing that the contingent “profits interests” issued to the Sunwest Founders may not be voting interests.

4
Disposition of any proceeds of such “profits interests” is subject to an agreement between the Sunwest Founders and the State of Oregon, Department of Consumer and Business Services, Division of Finance and Corporate Securities and to resolution of  matters pending between the Commission and the Sunwest Founders.

The following diagram illustrates the organizational structure of Blackstone LLC and Applicant following acquisition of the Sunwest Assets by Blackstone LLC.

Because Applicant’s membership interests will be offered in connection with a bankruptcy proceeding, the offer and issuance of such securities are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).  11 U.S.C. §1145(a).

Applicant as Potential Investment Company

Applicant will be an investment company as defined in Section 3(a)(1) of the Investment Company Act because:  (a) Applicant will acquire investment securities (i.e., membership interests in Blackstone LLC) having a value exceeding 40% of the value of Applicant’s total assets; and (b) none of the exceptions specified in the Investment Company Act applies to Applicant.

Applicant intends to register under the Investment Company Act as a closed-end investment company and to file a registration statement with the Commission on Form N-2 within three months thereafter.  The Confirmation Order to be requested from the Court will recite that Applicant will comply with the requirements of the Investment Company Act, except for provisions from which exemptions are granted.

Summary of Relief Sought by Applicant

Applicant’s sole source of revenue will be its investment in Blackstone LLC (other than revenue from temporary investments in certain specified types of short-term instruments pending distributions to Applicant’s members or disbursements in payment of its obligations).  It is not anticipated that there will be significant distributions to Applicant in the initial years of operation of Blackstone LLC.  Accordingly, in order to permit Applicant to fund its administrative, compliance and similar expenses, many of which are associated with compliance with the Investment Company Act:  (a) Blackstone LLC has agreed to reimburse Applicant $400,000 each year as a “Reporting Reimbursement;” and (b) the Debtor has agreed to, from time to time, loan to Applicant additional funds to permit Applicant to pay its administrative, compliance and similar expenses.

The relief requested in this Application would permit Applicant to engage in the following transactions which, in the absence of an exemption, might appear to violate provisions of the Investment Company Act:

Transactions Relating to Initial Capitalization:

Permit Applicant to redeem the $100,000 investment in Applicant that the Debtor will make, with the redemption to occur following the issuance of an exemptive order permitting the redemption.	§14(a)
Permit Applicant to issue to Sunwest Investors common and preferred equity interests and to issue to the Sunwest Founders contingent “profits interests,” pursuant to the Plan of Reorganization to be approved by the Court.

§§18(a), (c)
Transactions Relating to Ongoing Operations:

Permit Applicant to borrow from the Debtor in the Sunwest bankruptcy estate to fund payment of administrative, compliance and other similar expenses.	§18(a)

Applicable Investment Company Act Provisions

Section 6(c) of the Investment Company Act provides, in part, that the Commission, “by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

Provisions Applicable to Exemptions Relating to Initial Capitalization

Section 14(a) of the Investment Company Act requires registered investment companies to have a net worth of at least $100,000 prior to publicly offering their securities.  Section 14(a)(3) provides certain exceptions in connection with offerings registered under the Securities Act.  The Commission generally requires that the $100,000 initial contribution be retained by the investment company for several years.

Section 18(a) of the Investment Company Act limits the ability of registered closed-end companies to issue senior securities representing stock, by imposing strict conditions on such issuances.  Section 18(c) of the Investment Company Act provides generally that it is unlawful for any registered closed-end company “to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock.”

Provision Applicable to Exemptions Relating to Ongoing Operations

Section 18(a) of the Investment Company Act limits the ability of registered closed-end companies to issue senior securities representing debt, by imposing strict conditions on such issuances.

Discussion

General

Applicant intends to register as a closed-end company.  However, Applicant believes it would be in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act and the rules thereunder to exempt Applicant from Section 14(a), Section 18(a) and Section 18(c) and the rules issued thereunder, as discussed below.

The Commission has granted relief from these sections to other issuers formed as a result of bankruptcy proceedings.  The Drexel Burnham Lambert Group Inc., Investment Company Act Release Nos. 18643 (April 1, 1992) (notice of application) and 18675 (April 24, 1992) (order); LTV Aerospace Creditors Liquidating Trust, Investment Company Act Release Nos. 19596 (July 26, 1993) (notice of application) and 19648 (August 24, 1993) (order).  In those orders, the Commission exempted the applicants from all provisions of the Investment Company Act, except Sections 9, 17(a), (d) (as modified by the application) and 17(e), 30 (as modified in the application), and 36 through 53.  In doing so, the Commission recognized that it was in the public interest and consistent with the protection of investors and the purposes of the Investment Company Act to provide extensive exemptive relief for entities formed as a result of bankruptcy proceedings, whose operations would be overseen by a court.  Applicant submits that its requested relief is equally in the public interest and consistent with the protection of investors and the purposes of the Investment Company Act.

Although Applicant is not structured as a liquidating trust, its purpose of resolving bankruptcy proceedings is the same as that of a liquidating trust.  In addition, Applicant’s term will expire on December 31, 2020, subject to earlier dissolution and termination under certain circumstances.  The liquidating trust in the Drexel Burnham matter had a four-year duration, with three additional two-year extensions permitted if approved by the bankruptcy court.  The LTV Aerospace Creditors Liquidating Trust had a 10-year duration, subject to earlier termination under certain circumstances.  Applicant is not structured as a perpetual fund, because it is expected that Blackstone LLC will wind down over a few years consistent with the typical liquidity objectives applicable to private equity fund investments.

The provisions of the PSA and the Plan of Reorganization which permit Sunwest Investors to elect to receive interests issued by Applicant are primarily designed to ameliorate the adverse tax consequences which would result from liquidating the Sunwest Enterprise or selling the Sunwest Assets directly to Blackstone LLC.  Applicant notes that the relief it seeks is much narrower than that sought in the Drexel Burnham and LTV Aerospace matters, in that Applicant intends to register under the Investment Company Act and only seeks relief from specified provisions.  As a registrant under the Investment Company Act, Applicant will comply with all applicable requirements of the Investment Company Act and the rules thereunder, except for provisions from which exemptions are granted.

Like the applicants in the Drexel Burnham and LTV Aerospace matters, the Court has been actively involved in all aspects of the reorganization, including the development of Applicant’s capital structure, and the Court will have continuing jurisdiction over Applicant.  It is anticipated that the Court’s active, ongoing involvement in Applicant’s affairs will terminate once the Plan of Reorganization has been confirmed, the interests in Applicant have been distributed to Sunwest Investors, and a board of managers has been elected by Applicant’s members.  This is expected to occur promptly after January 2011.  Although the Court’s jurisdiction over Applicant will continue thereafter, its involvement will primarily be to resolve any disputes that arise under Applicant’s governing documents.  See First Home Investment Corporation of Kansas, Inc., Investment Company Act Release Nos. 9173 (February 25, 1976) (notice of application) and 9213 (March 19, 1976) (order), in which the bankruptcy court and the Commission had concurrent jurisdiction over a registered investment company.  Also, in the Drexel Burnham and LTV Aerospace matters, those investment companies remained subject to certain provisions of the Investment Company Act, while they also were subject to the jurisdiction of the bankruptcy court.

In sum, Applicant, like the applicants in Drexel Burnham and LTV Aerospace, is formed in bankruptcy proceedings to resolve claims of investors and creditors, is subject to limited continuing jurisdiction of the Court, has a limited life, and intends to comply with some but not all provisions of the Investment Company Act.  Accordingly, Applicant believes that the relief it seeks is within precedent and does not present any issues not previously resolved by the Commission.

Exemptions Requested Relating to Initial Capitalization

Applicant is seeking exemptions from Sections 14(a), 18(a) and 18(c) of the Investment Company Act in connection with Applicant’s initial capitalization.

Section 14(a)

Section 14(a) of the Investment Company Act requires registered investment companies to have a net worth of at least $100,000 prior to publicly offering their securities.  Section 14(a)(3) provides certain exceptions in connection with offerings registered under the Securities Act.  Because Applicant’s offering of securities is exempt from registration under the Securities Act by 11 U.S.C. §1145(a), the exceptions provided in Section 14(a)(3) of the Investment Company Act are not available to Applicant.  The Commission generally requires that the $100,000 initial contribution be retained by the investment company for several years.

The Debtor will invest $100,000 in Applicant prior to Applicant’s registration under the Investment Company Act.  Applicant hereby requests an exemption from Section 14(a) to permit Applicant to redeem the Debtor’s $100,000 contribution after receipt of an exemptive order permitting such redemption.  Applicant submits that the exemption would be consistent with the purposes of the Investment Company Act and the protection of investors, given the unique nature of Applicant, as an entity formed to resolve bankruptcy proceedings, address claims of various Sunwest Investors and ameliorate unfavorable tax consequences that would result if the bankruptcy estate were to sell the Sunwest Assets directly to Blackstone LLC.

Section 14 is designed to address the problem encountered before 1940 that sponsors of investment companies would abandon them, by ensuring that each registered investment company has sufficient financial responsibility.  Blackstone LLC’s reimbursement obligation of $400,000 each year and the Debtor’s obligation to loan Applicant up to $2 million for the payment of Applicant’s administrative, compliance and similar expenses provide far greater protection to investors than the $100,000 minimum net worth requirement.  If the Debtor’s $100,000 contribution is required to remain invested in Applicant, the $100,000 will be unavailable for the payment of other obligations of the Debtor.  Furthermore, if the $100,000 contribution remains invested in Applicant, that investment will dilute other members of Applicant and, accordingly, would be contrary to Applicant’s purpose to maximize returns to its members.  In addition, although Applicant does not have a sponsor, it is being formed pursuant to the order of the Court in the Bankruptcy Case.

Once Sunwest Investors have exchanged their interests in the Sunwest Assets and the bankruptcy estate for interests in Applicant, it is expected that Applicant will hold assets (i.e., Applicant’s interests in Blackstone LLC) valued in the range of $200 million.  Because the offering of Applicant’s interests is exempt from registration under the Securities Act, the exceptions to Section 14(a) provided in Section 14(a)(3) are unavailable to Applicant.  However, it should be noted that Section 14(a)(3) permits a fund to offer its securities broadly to the public without having a minimum net worth of $100,000 if it obtains firm subscriptions totaling at least $100,000 from initial investors in the public offering.  These requirements are aimed at ensuring that registered investment companies commence operations with at least $100,000 of net worth.

Because of the method of distributing Applicant’s interests in the Bankruptcy Case, Applicant is assured of receiving vastly more than $100,000 of assets.  The policies of the Investment Company Act will, therefore, be met by other means and do not require the Debtor’s continued investment in Applicant.5

For the reasons stated above, Applicant believes that the Commission should grant the requested exemptive relief and permit Applicant to redeem the Debtor’s $100,000 contribution after receipt of an exemptive order permitting such redemption.  Given the $400,000 Reporting Reimbursement from Blackstone LLC, the loan of up to $2 million from the Debtor, and the significant value of Applicant’s assets at the time Applicant will issue its securities to the Sunwest Investors, the policy concerns of Section 14(a) are not applicable to Applicant.

The relief requested from Section 14(a) of the Investment Company Act is appropriate in the public interest as it facilitates a bankruptcy proceeding and allows investors in that proceeding to maximize their returns.  For the reasons stated above, the requested relief is consistent with the protection of investors and the purposes of the Investment Company Act.

Sections 18(a) and 18(c)

Section 18(a) of the Investment Company Act limits the ability of registered closed-end companies to issue senior securities.  A “senior security” is defined in Section 18(g) of the Investment Company Act as “any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or for payment of dividends;” and “senior security representing indebtedness” means any senior security other than stock.  Section 18 permits certain issuances of senior stock, but imposes strict conditions on such issuances.

Applicant’s Preferred Units would be treated as senior “stock” under Section 18(a).  With respect to the Preferred Units, Section 18(a)(2) requires:  (A) the Preferred Units must have an asset coverage of at least 200% immediately after issuance; (B) the terms of the Preferred Units must prohibit the declaration of any dividend (other than stock dividends) or other distribution on the Common Units, or the repurchase of any Common Units, unless the Preferred Units had at the time of each such declaration or purchase, an asset coverage of at least 200% (after deducting the amount of such dividend, distribution or purchase price); (C) the terms of the Preferred Units must provide for the holders of the Preferred Units, voting as a class, to elect at least two directors6 and to elect a majority of the directors in the event dividends on the Preferred Units are unpaid in an amount equal to two full years of dividends (with such majority representation to continue until all dividends in arrears have been paid or otherwise provided for); (D) the terms of the Preferred Units must require approval by the holders of a majority of Preferred Units, voting

5
In College and University Facility Loan Trust (“College Trust”), Investment Company Act Release Nos. 15903 (July 31, 1987) (notice of application) and 15990 (September 18, 1987) (order), the Commission granted College Trust relief from Sections 14(a), 18(a) and 18(c) (the same exemptions Applicant seeks).  Although the facts in College Trust are different than Applicant’s, the Commission’s order supports Applicant’s exemption requests.  With respect to its request for exemption for Section 14(a), the College Trust notice stated that, when College Trust issued its equity and debt securities, its net worth would exceed $100,000 because of the assets that College Trust would then own.  Like College Trust, Applicant will have a net worth in excess of $100,000 when it issues its securities.

as a class, of any plan of reorganization adversely affecting the Preferred Units or of any action specified in Section 13(a) of the Investment Company Act requiring a vote of security holders (e.g., a change of Applicant’s investment policy); and (E) the Preferred Units must have complete priority over any other class as to distribution of assets and payment of dividends, which dividends must be cumulative.

For purposes of the Preferred Units, Section 18(h) of the Investment Company Act defines “asset coverage” as the ratio which the value of the total assets of Applicant, less all Applicant’s liabilities and indebtedness not represented by the Preferred Units, bears to the aggregate amount of senior securities representing indebtedness of Applicant, plus the aggregate of the liquidation preference of the Preferred Units.  For purposes of conservatively determining the asset coverage for the Preferred Units immediately after issuance, Applicant assumes that:  (a) the maximum of $50 million of Preferred Units would be issued (which Preferred Units would have a liquidation preference of $50 million); (b) Applicant would not have any liabilities at that time (since Applicant’s initial expenses would be paid from the $400,000 of Reporting Reimbursement that Blackstone LLC will provide); (c) the Debtor will not have loaned Applicant any money under the loan that it may make to permit Applicant to pay its compliance and similar expenses, because any such expenses incurred prior to that time would have been paid from the $400,000 Reporting Reimbursement; and (d) Applicant would have assets in the range of $200 million at that time.  Under these assumptions, Applicant would easily satisfy the asset coverage test required by Section 18(a)(2)(A) with respect to the Preferred Units when they are issued.

Applicant also will satisfy the requirements of Section 18(a)(2)(E), because the Preferred Units will have priority over the Common Units and over the “profits interests” with respect to distributions and dividends, and because the dividends on the Preferred Units are cumulative.

However, the terms of the Preferred Units do not meet the other requirements of Section 18(a)(2) of the Investment Company Act, because the terms:  (a) do not require asset coverage of 200% at the time distributions are paid on Common Units,7 or when Common Units are repurchased,8 as required by Section 18(a)(2)(B); (b) do not provide for the election of certain directors of Applicant by holders of Preferred Units, voting as a separate class, as required by Section 18(a)(2)(C); and (c) do not require holders of Preferred Units to vote as a separate class on any plan of reorganization adversely affecting the Preferred Units or on any Section 13(a) matters, as required by Section 18(a)(2)(D).  Holders of Preferred Units will vote together with the holders of Common Units as a single class.  Each Unit (whether a Preferred Unit or a Common Unit) will be entitled to one vote.  Therefore, although holders of Preferred Units will vote on the types of issues specified in Section 18(a)(2), they will vote together with the Common Units as a single class.

6	Applicant initially has only one manager and is not expected to ever have more than three managers. It would be inequitable if holders of Preferred Units were to elect two of the three managers.

7	Although it is likely that Applicant will satisfy the asset coverage test at the time of any distribution, the terms of the Preferred Units do not require the satisfaction of any such test.

8	Holders of Common Units are not permitted to require the repurchase of Common Units, and it is not anticipated that any Common Units will be repurchased.

The Preferred Units will be considered senior stock, and Applicant believes the Common Units would also be considered senior stock, because they are senior to the contingent “profits interests” to be issued to the Sunwest Founders.  The “profits interests” are junior, because they do not receive any portion of Applicant’s earnings or any distributions until total distributions and payments to Sunwest creditors and Sunwest Investors (not including the Sunwest Founders) aggregate $500 million.  After that point, the next $500 million of distributions will be allocated among holders of Common Units and holders of the “profits interests” pursuant to a schedule approved by the Court, such that, if $1 billion is distributed, the Sunwest Founders will receive 25% of that amount.  Thereafter, 75% of distributions will be paid to the holders of the Common Units and 25% of distributions will be paid to the holders of the “profits interests.”  (See footnote 4 for additional information about the disposition of any proceeds of the “profits interests.”)  The terms of the “profits interests” were developed as a result of a mediation in 2009 and subsequent Court hearings in which Sunwest Founders and their families agreed to contribute all of their interests in the Receivership Entities in exchange for:  (a) the release of certain claims against the Sunwest Founders by the bankruptcy estate and by the Receiver; and (b) the receipt of the contingent “profits interests” in the event total distributions and payments to Sunwest creditors and Sunwest Investors (not including the Sunwest Founders) aggregate in excess of $500 million.

If the Common Units are considered senior securities, they would not meet any of the requirements of Section 18(a)(2) discussed above.  Applicant would not meet the 200% asset coverage requirement even though the Common Units will not have any liquidation preference, because substantially more Common Units are expected to be outstanding than the “profits interests.”  In addition, the Common Units will not vote as a separate class, but always will vote together with the Preferred Units.

Because the terms of the Preferred Units and the Common Units will not satisfy all of the requirements of Section 18(a)(2) of the Investment Company Act, Applicant requests exemptions from Section 18(a) to the extent necessary to allow Applicant to issue the Common Units, the Preferred Units and the contingent “profits interests” on the terms described above.

Section 18 generally is designed to prohibit investment companies from creating overly complicated capital structures and to ensure equitable treatment of security holders.  The Applicant’s capital structure was developed under the guidance of, and has been approved by, the Court.  The Common Units and Preferred Units were designed to benefit the Sunwest Investors – to provide potential tax benefits to holders of Common Units and Preferred Units and also to permit those who want an instrument with a fixed and guaranteed return to elect to receive Preferred Units.  (Note that the allocation provisions described above permit each Sunwest Investor to receive either cash or the type of security elected, to the extent that type of security is available within the constraints imposed on Applicant by Blackstone LLC.)

Furthermore, the transferability of Applicant’s interests will be severely restricted, and such interests will not be publicly traded.9  Therefore, Applicant’s interests initially will be held,

9   Among other significant restrictions on transfer, Applicant’s governing documents permit transfers of Applicant’s interests only after the board of managers, with the advice of counsel, has determined that Applicant’s securities will not be deemed “traded on an established securities market” or “readily tradable in a secondary market (or the substantial equivalent thereof).”  In making its determination, the board of managers may limit any transfers so that the transfers comply with a safe harbor in the IRC regulations, so Applicant will avoid publicly traded partnership status.

and will continue to be held, by Sunwest Investors and Sunwest Founders who are familiar with the reasons for Applicant’s capital structure and who, in fact, are the recipients of the benefits of the structure.

Section 18(c) of the Investment Company Act provides generally that it is unlawful for any registered closed-end company “to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock.”  Applicant seeks exemption from Section 18(c) because it will issue Preferred Units, which are senior stock, and Common Units, which may be considered senior stock.  For the reasons stated above, Applicant believes that the issuance of both the Preferred Units and the Common Units are in the best interests of investors.

Like Applicant, College Trust, cited in footnote 5, is a closed-end, management investment company.  The Commission granted exemptions under Sections 18(a) and 18(c) to permit College Trust to issue two classes of equity securities and to also issue debt securities.  Like Applicant, the capital structure of College Trust was developed for tax reasons.

Applicant submits that the exemptions from Sections 18(a) and 18(c) of the Investment Company Act would be consistent with the purposes of the Investment Company Act and the protection of investors, given the unique nature of Applicant, as described above.  Section 18 generally is designed to prohibit investment companies from creating overly complicated capital structures and to ensure equitable treatment of security holders.  Applicant believes that these concerns are not present for its structure, given the reasons for the structure, Applicant’s limited operations, the limited transferability of its interests, and the Court’s approval of its structure.

The relief requested from Sections 18(a) and 18(c) of the Investment Company Act is appropriate in the public interest as it facilitates the resolution of a complex bankruptcy proceeding, and allows the Sunwest Investors to select the type of security that best meets their needs.  For the reasons stated above, the requested relief also is consistent with the protection of investors and the purposes of the Investment Company Act.

Exemption Requested Relating to Ongoing Operations

Applicant is seeking an exemption from Section 18(a) of the Investment Company Act in connection with Applicant’s ongoing operations.

Section 18(a)

Section 18(a) of the Investment Company Act limits the ability of registered closed-end companies to issue senior securities representing debt by imposing strict conditions on such issuances.  Applicant wishes to be able to borrow up to $2 million from the Debtor to fund payment of future administrative, compliance and similar expenses that may be incurred before Applicant has sufficient liquid assets to pay the expenses.

Applicant requests an exemption from Section 18(a) of the Investment Company Act to the extent necessary to permit Applicant to borrow up to $2 million from the Debtor to cover future administrative, compliance and similar expenses which may be incurred before Applicant has sufficient liquid assets to pay the expenses.  Such expenses will include administrative expenses (including the expenses of a third-party administrator, which Applicant intends to retain), expenses of complying with the Investment Company Act, expenses of providing tax and other information to Applicant’s members, legal and accounting expenses, and similar administrative and compliance expenses.

The purpose of the loan is to provide assurance that Applicant will have sufficient financial resources available to pay its administrative and compliance expenses associated with being an entity registered under the Investment Company Act and having a large number of members.  Applicant expects that cash distributions from Blackstone LLC will be minimal in the initial period after its acquisition of the Sunwest Assets.  Blackstone LLC has agreed to provide to Applicant an annual “Reporting Reimbursement” of $400,000 to enable Applicant to cover such expenses.  Applicant believes that its annual administrative and compliance expenses may exceed the amount of the Reporting Reimbursement to be provided by Blackstone LLC.  Accordingly, the loan was proposed in order to assure Applicant sufficient resources to maintain its existence and compliance.

The loan arrangement between Applicant and the Debtor will allow for borrowings of up to a total of $2 million.  The loan will bear interest at 6% per year, and will mature on the third anniversary of the closing of Blackstone LLC’s acquisition of the Sunwest Assets.  Applicant did not seek financing for the loan from commercial banks or other unaffiliated lenders as Applicant did not believe that such financing would be available on favorable terms, or for the purposes intended.  The interest rate applicable to the loan was selected as it is the same rate applicable to the Blackstone LLC’s 6% Class A Preferred Units, which are guaranteed obligations to pay and therefore are similar to a debt obligation and the terms of which were arrived at through arm’s-length negotiations with an unaffiliated party.  Although Applicant and Debtor are separate legal entities, there exists a significant overlap among the members of Applicant on the one hand and the creditors and investors in Debtor on the other hand, such that the potential for conflicts of interest is virtually eliminated.  The Chief Restructuring Officer and the Receiver have concluded that the terms of the proposed loan are in the best interests of Applicant and the Debtor.  The loan arrangement will be entered into only if the Court enters an order confirming the Plan of Reorganization, which order must include a finding of good faith and a determination that, in light of the particular circumstances, and viewed in light of the totality of the circumstances surrounding the confirmation, the Plan of Reorganization (including the loan) will fairly achieve a result consistent with the Bankruptcy Code.  See, e.g., 7 Collier on Bankruptcy ¶1129.02[3][a][ii][A] (16th Ed., Rev. 2009).

The Debtor is expected to exist for several years (i.e., until it has resolved all outstanding claims against it and all claims that it pursues).  At the current time, the Debtor is involved in evaluating and adjusting claims totaling several billion dollars.  It is anticipated that the Debtor will have access to sufficient funds to lend the agreed-upon amounts to Applicant.  Applicant anticipates that, within three years after the closing of Blackstone LLC’s acquisition of the Sunwest Assets, Applicant’s receipt of distributions from Blackstone LLC will be adequate to allow Applicant to repay the loan to the Debtor and to pay its administrative and compliance expenses on an ongoing basis.

Applicant is concerned that the potential loan from the Debtor might be considered a class of senior debt.  With respect to senior debt, Section 18(a)(1) requires:  (A) the debt must have an asset coverage of at least 300% immediately after issuance; (B) the terms of the debt must prohibit the declaration of any dividend (other than a stock dividend) or other distribution on any capital stock, and prohibit the purchase of any capital stock, unless the debt had at the time of each such declaration or purchase, an asset coverage of at least 300% (after deducting the amount of such dividend, distribution or purchase price) (or asset coverage of 200% in the case of a dividend payable on preferred stock, after deducting the amount of such dividend); and (C) the terms of the debt must provide certain protective provisions if the debt’s asset coverage is less than 100% for a specified period of time.

Because Applicant expects to hold assets estimated in the range of $200 million during the early years of its existence, when it will most likely need to borrow money to pay its expenses, it almost certainly will be able to meet the asset coverage test immediately after each amount is borrowed from the Debtor.  However, the terms of the loan do not include the other provisions required by Section 18(a)(1).10  Given the small amount of the loan relative to the amount of assets Applicant anticipates owning during the time it is most likely to borrow money under the loan, the provisions required by Section 18(a)(1) are not necessary for the protection of Applicant’s investors.  The purpose of the loan is to enable Applicant to meet its obligations (primarily, those relating to compliance with the Investment Company Act and reporting to its members).  Because the proceeds of the loan will be used to protect investors by enabling Applicant to comply with the Investment Company Act and provide accurate reports to investors, the loan is fair to the investors.  In addition, the terms of the loan have been approved by the Court.

For the reasons stated above, the requested relief is fair to Applicant’s investors, is appropriate in the public interest, and is consistent with the purposes of the Investment Company Act.

Conclusion

As with any bankruptcy or insolvency case, it is of fundamental importance to have efficient operations and to minimize expenses of administration.  In the present case, the tax consequences to some Sunwest Investors of a traditional liquidation or sale of the Sunwest Assets are potentially so grave that ameliorating those consequences has compelled adoption of a relatively complex structure.  Nonetheless, it is Applicant’s goal to conduct its operations as efficiently as possible to minimize expenses, while also satisfying Applicant’s fiduciary responsibilities to its members and thereby maximizing the after-tax return to its members.  Applicant’s requested exemptions are designed to enable it to maximize returns to investors, are appropriate in the public interest, and are consistent with the protection of investors and the purposes of the Investment Company Act.

10	Note that the Commission granted exemptions from Section 13(a) to permit College Trust, cited in footnote 5, to issue debt, as well as multiple classes of equity.

Conditions

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1. Applicant will not own or hold securities other than (a) interests in Blackstone LLC and (b) temporary short-term investments in general obligations of the United States, or its agencies and instrumentalities; and/or deposit accounts with banks which accounts are insured by the Federal Deposit Insurance Corporation or an equivalent insuring organization.

2. Applicant’s governing documents will not be amended to permit Applicant’s securities to be freely tradable.

REQUEST FOR RELIEF

For the foregoing reasons, Applicant requests that the Commission enter an order exempting Applicant from Sections 14(a), 18(a) and 18(c) of the Investment Company Act and the rules thereunder.

Pursuant to Rule 0-2(c)(l) under the Investment Company Act, Applicant states that all actions necessary to authorize the execution and filing of this Application in Applicant’s name and on its behalf have been taken.  Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.

The items required by Rule 0-2(c)(1) under the Investment Company Act were attached to the Original Application.  The verification required by Rule 0-2(d) under the Investment Company Act is attached hereto as Exhibit A.

Pursuant to Rule 0-2(f) under the Investment Company Act, Applicant hereby states that the address of Applicant is Post Office Box 3649, Portland, OR 97208-5248 and further states that all communications or questions concerning this Application should be directed to:

Matthew A. Chambers, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, N.W. Washington, D.C. 20006 (202) 663-6591	Carol Dey Hibbs, Esq. Tonkon Torp LLP 1600 Pioneer Tower 888 S.W. Fifth Avenue Portland, OR 97204-2099 (503) 802-2016

Applicant requests that the Commission issue an order pursuant to Rule 0-5 without the necessity of holding a hearing.

WHEREFORE, Applicant requests that the Commission enter an order exempting it from Sections 14(a), 18(a) and 18(c) of the Investment Company Act and the rules thereunder.

Dated:  June 28, 2010

Sunwest Rollover Member LLC

By:  /s/ MICHAEL A. GRASSMUECK
Name: Michael A. Grassmueck
Title: Manager

EXHIBIT A

STATE OF OREGON	)
) ss:
COUNTY OF MULTNOMAH	)

The undersigned states that he has duly executed the attached Second Amended and Restated Application for an Order of Exemption Under Section 6(c) of the Investment Company Act of 1940, as amended, dated June 28, 2010, for and on behalf of Sunwest Rollover Member LLC; and that all action by members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Sunwest Rollover Member LLC

By:  /s/ MICHAEL A. GRASSMUECK
Name: Michael A. Grassmueck
Title: Manager

Exhibit A